Exhibit 99.1

PRELIMINARY NOTE

The unaudited condensed Consolidated Financial Statements for the three-month and nine-month periods ended September 30, 2018, included herein, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in U.S. dollars. Effective in the third quarter of 2017, Cellectis changed the presentation currency of its consolidated financial statements from euro to the U.S. dollar in order to enhance comparability with its peers, which primarily present their financial statements in U.S. dollars. All references in this interim report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars,” and “USD” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation, those described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2018 (the “Annual Report”). As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

We own various trademark registrations and applications, and unregistered trademarks and service marks, including “Cellectis®”, “TALEN®” and our corporate logos, and all such trademarks and service marks appearing in this interim report are the property of Cellectis. The trademark “Calyxt™” is owned by Calyxt. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires. References to “Calyxt” refer to Calyxt, Inc.

PART I – FINANCIAL INFORMATION

Item 1. Condensed Financial Statements

Cellectis S.A.

INTERIM STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

$ in thousands

		As of
	Notes	December 31, 2017 as restated (*)	September 30, 2018 Unaudited
ASSETS
Non-current assets
Intangible assets		1,431	1,352
Property, plant, and equipment	5	7,226	8,299
Other non-current financial assets		1,004	657

Total non-current assets		9,661	10,308
Current assets
Inventories		250	223
Trade receivables	6.1	2,753	1,813
Subsidies receivables	6.2	9,524	15,616
Other current assets	6.3	13,713	15,925
Current financial assets	7.1	40,602	139
Cash and cash equivalents	7.2	256,380	475,775
Total current assets		323,221	509,491

TOTAL ASSETS		332,882	519,799

LIABILITIES
Shareholders’ equity
Share capital	11	2,367	2,765
Premiums related to the share capital	11	614,037	823,353
Treasury share reserve		(297)	—
Currency translation adjustment		1,834	(13,561)
Retained earnings (deficit)		(253,702)	(326,484)
Net income (loss)		(99,368)	(55,425)

Total shareholders’ equity—Group Share		264,872	430,648
Non-controlling interests		19,113	40,672

Total shareholders’ equity		283,985	471,320
Non-current liabilities
Non-current financial liabilities	8	13	209
Non-current provisions	14	3,430	2,907

Total non-current liabilities		3,443	3,116

Current liabilities
Current financial liabilities	8	21	277
Trade payables	8	9,460	15,597
Deferred revenues and deferred income	10	27,975	20,252
Current provisions	14	1,427	1,503
Other current liabilities	9	6,570	7,734

Total current liabilities		45,453	45,362

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		332,882	519,799

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

(*)

2017 Interim consolidated financial statements have been restated for the purpose of IFRS15 application. Reconciliation between interim consolidated financial statements presented in previous periods and 2018 interim consolidated financial statements is available in Note 2.2.

Cellectis S.A.

UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS

For the nine-month period ended September 30,

$ in thousands, except per share amounts

		For the nine-month periods ended September 30,
	Notes	2017	2018
Revenues and other income
Revenues	3.1	19,416	11,861
Other income	3.1	7,286	6,592

Total revenues and other income		26,702	18,453

Operating expenses
Royalty expenses	3.2	(1,748)	(2,016)
Research and development expenses	3.2	(58,525)	(55,169)
Selling, general and administrative expenses	3.2	(31,830)	(36,772)
Other operating income (expenses)		317	(138)

Total operating expenses		(91,787)	(94,095)

Operating income (loss)		(65,085)	(75,642)

Financial gain (loss)		(9,969)	13,598

Income tax		—	—

Net income (loss)		(75,054)	(62,044)

Attributable to shareholders of Cellectis		(72,266)	(55,425)
Attributable to non-controlling interests		(2,788)	(6,619)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	13
Basic net income (loss) per share ($ /share)		(2.03)	(1.38)
Diluted net income (loss) per share ($ /share)		(2.03)	(1.38)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the nine-month periods ended September 30,

$ in thousands

	For the nine-month periods ended September 30,
	2017	2018
Net income (loss)	(75,054)	(62,044)

Actuarial gains and losses	—	—

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	—	—

Currency translation adjustment	21,276	(16,071)

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	21,276	(16,071)

Total Comprehensive income (loss)	(53,778)	(78,114)

Attributable to shareholders of Cellectis	(50,621)	(70,821)
Attributable to non-controlling interests	(3,157)	(7,294)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS

For the three-month periods ended September 30,

$ in thousands, except per share amounts

		For the three-month periods ended September 30,
	Notes	2017	2018
Revenues and other income
Revenues	3.1	6,122	906
Other income	3.1	1,131	1,286

Total revenues and other income		7,253	2,192

Operating expenses
Royalty expenses	3.2	(569)	(868)
Research and development expenses	3.2	(20,289)	(18,694)
Selling, general and administrative expenses	3.2	(12,153)	(11,562)
Other operating income (expenses)		54	30

Total operating expenses		(32,956)	(31,096)

Operating income (loss)		(25,703)	(28,904)

Financial gain (loss)		(3,393)	3,591

Net income (loss)		(29,096)	(25,313)

Attributable to shareholders of Cellectis		(26,154)	(22,805)
Attributable to non-controlling interests		(2,942)	(2,508)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	13
Basic net income (loss) per share ( $ /share)		(0.73)	(0.54)
Diluted net income (loss) per share ( $ /share)		(0.73)	(0.54)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the three-month periods ended September 30,

$ in thousands

	For the three-month periods ended September 30,
	2017	2018
Net income (loss)	(29,096)	(25,313)

Actuarial gains and losses	—	—

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	—	—

Currency translation adjustment	8,877	(2,224)

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	8,877	(2,224)

Total Comprehensive income (loss)	(20,219)	(27,537)

Attributable to shareholders of Cellectis	(16,901)	(25,030)
Attributable to non-controlling interests	(3,318)	(2,507)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED CASH FLOWS

For the nine-month periods ended September 30,

$ in thousands

		For the nine-month periods ended September 30,
	Notes	2017	2018
Cash flows from operating activities

Net loss for the period		(75,054)	(62,044)

Reconciliation of net loss and of the cash provided by (used in) operating activities
Adjustments for
Amortization and depreciation		1,972	1,730
Net loss (income) on disposals		13	87
Net financial loss (gain)		9,969	(13,598)
Expenses related to share-based payments		38,940	29,164
Provisions		301	(364)
Other non cash items		—	418
Interest (paid) / received		790	4,928

Operating cash flows before change in working capital		23,069	(39,679)

Decrease (increase) in inventories		7	19
Decrease (increase) in trade receivables and other current assets		(1,954)	(1,749)
Decrease (increase) in subsidies receivables		(6,688)	(6,502)
(Decrease) increase in trade payables and other current liabilities		1,866	7,357
(Decrease) increase in deferred income		(12,977)	(6,981)

Change in working capital		(19,746)	(7,856)

Net cash flows provided by (used in) operating activities		(42,814)	(47,535)

Cash flows from investment activities
Proceeds from disposal of property, plant and equipment		6,957	19
Acquisition of intangible assets		(266)	4
Acquisition of property, plant and equipment		(1,867)	(2,419)
Net change in non-current financial assets		(120)	223
Sale (Acquisition) of current financial assets		(2,407)	39,853

Net cash flows provided by (used in) investing activities		2,297	37,680

Cash flows from financing activities
Increase in share capital net of transaction costs		2,085	186,433
Shares of Calyxt issued to third parties		38,144	49,665
Decrease in borrowings		(30)	(65)
Treasury shares		114	297

Net cash flows provided by financing activities		40,313	236,330

(Decrease) increase in cash		(204)	226,475

Cash and cash equivalents at the beginning of the year		254,568	256,380

Effect of exchange rate changes on cash		9,498	(7,080)

Cash and cash equivalents at the end of the period	7	263,862	475,775

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

For the nine-month periods ended September 30,

$ in thousands, except share data

		Share Capital Ordinary Shares							Equity
	Notes	Number of shares	Amount	Premiums related to share capital	Treasury shares reserve	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2017, as restated (*)		35,335,060	2,332	568,185	(416)	(22,086)	(209,651)	(67,255)	271,109	1,876	272,984
Net Loss		—	—	—	—	—	—	(72,266)	(72,266)	(2,788)	(75,054)
Other comprehensive income (loss)		—	—	—	—	21,645	—	—	21,645	(369)	21,276

Total comprehensive income (loss)		—	—	—	—	21,645	—	(72,266)	(50,621)	(3,157)	(53,778)
Allocation of prior period loss		—	—	—	—	—	(67,255)	67,255	—	—	—
Capital Increase	14.1	466,950	26		—	—	(26)	—	—	—	—
Transaction with subsidiaries (1)		—	—	—	—	—	23,745	—	23,745	14,399	38,144
Treasury shares		—	—	—	114	—	—	—	114	—	114
Exercise of share warrants and employee warrants		126,730	7	2,078	—	—	—	—	2,085	—	2,085
Non-cash stock-based compensation expense	12	—	—	34,325	—	—	—	—	34,325	4,615	38,940
Other movements		—	—	(36)	—	—	(1)	—	(38)	—	(38)

As of September 30, 2017, as restated (*)		35,928,740	2,365	604,551	(302)	(441)	(253,188)	(72,266)	280,719	17,733	298,451

As of January 1, 2018, as restated (*)		35,960,062	2,367	614,037	(297)	1,834	(253,702)	(99,368)	264,872	19,113	283,985
Net Loss		—	—	—	—		—	(55,425)	(55,425)	(6,619)	(62,044)
Other comprehensive income (loss)		—	—	—	—	(15,396)	—	—	(15,396)	(675)	(16,071)

Total comprehensive income (loss)		—	—	—	—	(15,396)	—	(55,425)	(70,821)	(7,294)	(78,114)
Allocation of prior period loss		—	—	—	—	—	(99,368)	99,368	—	—	—
Capital Increase		6,146,000	379	178,209	—	—	—	—	178,588	—	178,588
Transaction with subsidiaries (1)		—	—	—	—	—	26,680	—	26,680	22,986	49,665
Treasury shares		—	—	—	297	—	(59)	—	238	—	238
Exercise of share warrants, employee warrants and stock options	11	323,364	19	7,825	—	—	—	—	7,845	—	7,845
Non-cash stock-based compensation expense	12	—	—	23,282	—	—	—	—	23,282	5,882	29,164
Other movements		—	—	—	—	—	(35)	—	(35)	(15)	(50)

As of September 30, 2018		42,429,426	2,765	823,353	—	(13,561)	(326,484)	(55,425)	430,648	40,672	471,320

(1)	Correspond to the impact of Calyxt IPO and follow-on offering and stock options exercises during the period.

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

(*)

2017 Interim consolidated financial statements have been restated for the purpose of IFRS15 application. Reconciliation between interim consolidated financial statements presented in previous periods and 2018 interim consolidated financial statements is available in Note 2.2.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2018

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France. We are a clinical-stage biotechnological company, employing our core proprietary technologies to develop best-in-class products in the emerging field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as through our subsidiary, Calyxt, to develop healthier food products for a growing population.

Note 2. Accounting principles

2.1 Basis for preparation

The Interim Consolidated Financial Statements of Cellectis as of September 30, 2018 and for the three-month and nine-month periods ended September 30, 2018 were approved by our board of directors on November 13, 2018.

The Interim Consolidated Financial Statements are presented in U.S. dollars. See Note 2.3.

The Interim Consolidated Financial Statements as of September 30, 2018 and for the three-month and nine-month periods ended September 30, 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting, as endorsed by the International Accounting Standards Board (“IASB”).

The Interim Consolidated Financial Statements as of September 30, 2018 and for the three-month and nine-month periods ended September 30, 2018 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2017 except as described below related to the new or amended standards applied.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standards Interpretation Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”).

Application of new or amended standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2018 but had no significant impact on the Interim Consolidated Financial Statements (see Note 2.2 for discussion of IFRS 15 adoption):

•	IFRS 9 “Financial Instruments” (applicable for periods beginning after January 1, 2018)

•	Amendments to IFRS 2 “Classification and Measurement of Share-based Payment Transactions” (applicable for periods beginning after January 1, 2018)

•	IFRIC 22 “Foreign Currency Transactions and Advance Consideration” (applicable for periods beginning after January 1, 2018)

Standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for first quarter accounting periods beginning after January 1, 2019. We do not anticipate that the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position or cash flows.

•	Amendment to IFRS 9 “Financial Instruments – Prepayment Features with Negative Compensation” (applicable for periods beginning after January 1, 2019)

•	IFRIC 23 “Uncertainty over Income Tax Treatments” (applicable for periods beginning after January 1, 2019)

IFRS 16 “Leases” is applicable for annual periods beginning on or after January 1, 2019. IFRS 16 aligns the accounting treatment of operating leases with that already applied to finance leases (i.e. recognition in the balance sheet of future lease payments and the associated rights of use). Cellectis is assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 16. Commitments related to facility leases and sale and lease back arrangements are disclosed in Note 15. A number of these contracts might be required to be recorded on the statement of financial position (as a “right-of-use” asset and the related financial obligation) under IFRS16. We are evaluating the impact of adopting this standard.

2.2 IFRS15 application

IFRS 15 “Revenue from Contracts with Customers” establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 “Revenue”. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018.

The different categories of contracts with customers of Cellectis, which have been reviewed are:

•	Collaboration agreements; and

•	Licensing agreements.

Cellectis applied IFRS 15 with effect from January 1, 2018 using the retrospective method. The application of IFRS 15 leads to a deferral of collaboration revenue (specifically milestone payments) from fiscal year 2015 with a negative opening equity adjustment of $1.9 million as of December 31, 2017. Except for this opening equity impact presented below, IFRS 15 has no impact in the financial statements for fiscal years 2016 and 2017.

	December 31, 2017 as presented	IFRS 15 restatement	December 31, 2017 as restated
Total non-current assets	9,661	—	9,661

Total current assets	323,221	—	323,221

TOTAL ASSETS	332,882	—	332,882

Shareholders’ equity			—
Share capital	2,367	—	2,367
Premiums related to the share capital	614,037	—	614,037
Treasury share reserve	(297)	—	(297)
Currency translation adjustment	1,978	(144)	1,834
Retained earnings (deficit)	(251,927)	(1,775)	(253,702)
Net income (loss)	(99,368)	—	(99,368)

Total shareholders’ equity—Group Share	266,791	(1,919)	264,873
Non-controlling interests	19,113	—	19,113

Total shareholders’ equity	285,904	(1,919)	283,985

Total non-current liabilities	3,443	—	3,443

Current liabilities			—
Current financial liabilities	21	—	21
Trade payables	9,460	—	9,460
Deferred revenues and deferred income	26,056	1,919	27,975
Current provisions	1,427	—	1,427
Other current liabilities	6,570	—	6,570

Total current liabilities	43,534	1,919	45,453

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	332,882	—	332,882

	Share Capital Ordinary Shares							Equity
	Number of shares	Amount	Premiums related to share capital	Treasury shares reserve	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2017, as presented	35,335,060	2,332	568,185	(416)	(22,174)	(207,875)	(67,255)	272,795	1,876	274,671
IFRS 15 restatement	—	—	—	—	89	(1,775)	—	(1,687)	—	(1,687)
As of January 1, 2017, as restated	35,335,060	2,332	568,185	(416)	(22,086)	(209,651)	(67,255)	271,109	1,876	272,984

	Share Capital Ordinary Shares							Equity
	Number of shares	Amount	Premiums related to share capital	Treasury shares reserve	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2018, as presented	35,960,062	2,367	614,037	(297)	1,978	(251,927)	(99,368)	266,791	19,113	285,904
IFRS 15 restatement	—	—	—	—	(144)	(1,775)	—	(1,919)	—	(1,919)
As of January 1, 2018, as restated	35,960,062	2,367	614,037	(297)	1,834	(253,702)	(99,368)	264,872	19,113	283,985

	As of December 31, 2017, as presented	IFRS 15 restatement	As of December 31, 2017, as restated
	$ in thousands
Deferred revenues	26,056	1,919	27,975

Total Deferred revenue and deferred income	26,056	1,919	27,975

2.3 Currency of the financial statements

The Interim Consolidated Financial Statements are presented in U.S. dollars, which differs from the functional currency of Cellectis, which is the euro. We decided to change the reporting currency from euro to U.S. dollars in the third quarter 2017, using the retrospective method. We believe that this change will enhance the comparability with peers which primarily present their financial statements in U.S. dollars. Please refer to the Annual Report on Form 20-F for further information.

All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.

The statements of financial position of consolidated entities having a functional currency different from the U.S. dollar are translated into U.S. dollars at the closing exchange rate (spot exchange rate at the statement of financial position date) and the statements of operations, statements of comprehensive income (loss) and statements of cash flow of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Changes in Shareholders’ Equity.

2.4 Consolidated entities and non-controlling interests

Consolidated entities

For the year ended December 31, 2017, and for the nine-month period ended September 30, 2018 the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc. and Calyxt, Inc.

As of December 31, 2017, Cellectis S.A. owned 100% of Cellectis, Inc. and approximately 79.7% of Calyxt’s outstanding shares of common stock. As of September 30, 2018, Cellectis S.A. owns 100% of Cellectis, Inc. and approximately 70.0% of Calyxt’s outstanding shares of common stock

Until July 25, 2017, Cellectis S.A. fully owned Calyxt, Inc. On July 25, 2017, Calyxt closed its IPO with $64.4 million in gross proceeds inclusive of $20.0 million from Cellectis’ purchase of shares in the IPO. On May 22, 2018, Calyxt closed a follow-on offering with $60.9 million in gross proceeds, inclusive of $8.25 million from Cellectis’ purchase of shares in the follow-on offering. Calyxt’s shares of common stock are traded on NASDAQ under the symbol “CLXT”.

Non-controlling interests

Non-controlling shareholders hold a 20.3% interest in Calyxt Inc. as of December 31, 2017 and a 30.0% interest in Calyxt Inc. as of September 30, 2018. These non-controlling interests were generated at the closing of Calyxt’s IPO on July 25, 2017 and at the closing of Calyxt’s follow-on offering on May 22, 2018.

Note 3. Information concerning the Group’s Consolidated Operations

3.1 Revenues and other income

3.1.1 For the nine-month periods ended September 30

Revenues by country of origin and other income

	For the nine-month periods ended September 30,
	2017	2018
	$ in thousands
From France	19,095	11,627
From USA (1)	322	234

Revenues	19,416	11,861

Research tax credit	7,111	6,510
Subsidies and other	175	82

Other income	7,286	6,592

Total revenues and other income	26,702	18,453

(1)	Revenues from USA concern Calyxt only.

Revenues by nature

	For the nine-month periods ended September 30,
	2017	2018
	$ in thousands
Recognition of previously deferred upfront payments	11,142	7,195
Other revenues	6,590	2,946

Collaboration agreements	17,732	10,141

Licenses	1,627	1,697
Products & services	57	24

Total revenues	19,416	11,861

3.1.2 For the three-month periods ended September 30

Revenues by country of origin and other income

	For the three-month periods ended September 30,
	2017	2018
	$ in thousands
From France	6,084	877
From USA (1)	38	29

Revenues	6,122	906

Research tax credit	1,103	1,262
Subsidies and other	28	25

Other income	1,131	1,286

Total revenues and other income	7,253	2,192

(1)	Revenues from USA concern Calyxt only.

Revenues by nature

	For the three-month periods ended September 30,
	2017	2018
	$ in thousands
Recognition of previously deferred upfront payments	3,824	—
Other revenues	1,704	416

Collaboration agreements	5,528	416

Licenses	567	480
Products & services	27	9

Total revenues	6,122	906

3.2 Operating expenses

3.2.1 For the nine-month periods ended September 30

	For the nine-month periods ended September 30,
	2017	2018
	$ in thousands
Royalty expenses	(1,748)	(2,016)

	For the nine-month periods ended September 30,
	2017	2018
	$ in thousands
Research and development expenses
Wages and salaries	(9,074)	(11,754)
Non-cash stock-based compensation expense	(18,853)	(13,430)

Personnel expenses	(27,927)	(25,184)

Purchases and external expenses	(29,090)	(29,256)
Other	(1,509)	(729)

Total research and development expenses	(58,525)	(55,169)

	For the nine-month periods ended September 30,
	2017	2018
	$ in thousands
Selling, general and administrative expenses
Wages and salaries	(4,951)	(8,560)
Non-cash stock-based compensation expense	(20,088)	(15,734)

Personnel expenses	(25,040)	(24,294)

Purchases and external expenses	(5,915)	(10,473)
Other	(875)	(2,005)

Total selling, general and administrative expenses	(31,830)	(36,772)

	For the nine-month periods ended September 30,
	2017	2018
	$ in thousands
Personnel expenses
Wages and salaries	(14,026)	(20,314)
Non-cash stock-based compensation expense	(38,940)	(29,164)

Total personnel expenses	(52,966)	(49,478)

3.2.2 For the three-month periods ended September 30

	For the three-month periods ended September 30,
	2017	2018
	$ in thousands
Royalty expenses	(569)	(868)

	For the three-month periods ended September 30,
	2017	2018
	$ in thousands
Research and development expenses
Wages and salaries	(1,607)	(3,987)
Non-cash stock-based compensation expense	(6,521)	(4,124)

Personnel expenses	(8,130)	(8,111)

Purchases and external expenses	(11,665)	(10,308)
Other	(494)	(275)

Total research and development expenses	(20,289)	(18,694)

	For the three-month periods ended September 30,
	2017	2018
	$ in thousands
Selling, general and administrative expenses
Wages and salaries	(2,845)	(3,258)
Non-cash stock-based compensation expense	(6,736)	(4,068)

Personnel expenses	(9,581)	(7,327)

Purchases and external expenses	(2,267)	(3,347)
Other	(304)	(888)

Total selling, general and administrative expenses	(12,153)	(11,562)

	For the three-month periods ended September 30,
	2017	2018
	$ in thousands
Personnel expenses
Wages and salaries	(4,902)	(7,246)
Non-cash stock-based compensation expense	(12,810)	(8,192)

Total personnel expenses	(17,711)	(15,438)

3.3 Reportable segments

Accounting policies

Reportable segments are identified as components of an enterprise that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

Cellectis’ CODM is composed of:

•	The Chairman and Chief Executive Officer;

•	The Chief Operating Officer;

•	The Executive Vice President Technical Operations;

•	The Chief Scientific Officer;

•	The Chief Financial Officer;

•	The General Counsel;

•	The Senior Vice President Research and Development and Chief Medical Officer;

•	The Chief Regulatory & Compliance Officer.

We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities:

•

Therapeutics: This segment is focused on the development (i) of products in the field of immuno-oncology and (ii) of novel therapies outside immuno-oncology to treat other human diseases. This approach is based on our gene editing and CARs technologies. All these activities are supported by Cellectis S.A. and Cellectis, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.

•

Plants: This segment is focused on creating healthier specialty food ingredients and agriculturally advantageous food crops through the use of gene editing technology for plants. It corresponds to the activity of our U.S.-based majority-owned subsidiary, Calyxt, Inc., which is currently based in Roseville, Minnesota (USA).

There are inter-segment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses to the reportable segments.

With respect to corporate general and administrative expenses, Cellectis S.A. provides Calyxt, Inc. with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology pursuant to a management agreement. Under the management agreement, Cellectis S.A. charges Calyxt, Inc. in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of the 12-month Euribor plus 5% per annum.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

Information related to each reportable segment is set out below. Segment revenues and other income, research and development expenses, selling, general and administrative expenses, and royalties and other operating income and expenses, and adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based compensation expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted net income (loss) attributable to shareholders of Cellectis S.A. is not a measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes non-cash stock-based compensation expense—a non-cash expense, our management believes that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

Details of key performance indicators by reportable segment for the nine-month periods ended September 30

	For the nine-month period ended September 30, 2017			For the nine-month period ended September 30, 2018
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	322	19,095	19,416	234	11,627	11,861
External other income	188	7,098	7,286	—	6,592	6,592

External revenues and other income	509	26,193	26,702	234	18,219	18,453

Royalty expenses	(55)	(1,693)	(1,748)	(351)	(1,664)	(2,016)
Research and development expenses	(4,216)	(54,309)	(58,525)	(5,882)	(49,287)	(55,169)
Selling, general and administrative expenses	(8,258)	(23,572)	(31,830)	(14,567)	(22,205)	(36,772)
Other operating income and expenses	(27)	344	317	20	(159)	(138)

Total operating expenses	(12,557)	(79,230)	(91,787)	(20,781)	(73,314)	(94,095)

Operating income (loss) before tax	(12,048)	(53,037)	(65,085)	(20,546)	(55,096)	(75,642)

Financial gain (loss)	(131)	(9,838)	(9,969)	999	12,599	13,598

Net income (loss)	(12,179)	(62,874)	(75,053)	(19,548)	(42,496)	(62,044)

Non controlling interests	2,788	—	2,788	6,619	—	6,619

Net income (loss) attributable to shareholders of Cellectis	(9,391)	(62,874)	(72,266)	(12,929)	(42,496)	(55,425)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	414	18,334	18,748	687	12,448	13,135
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	3,269	15,991	19,260	3,427	10,834	14,261

Adjustment of share-based compensation attributable to shareholders of Cellectis	3,683	34,325	38,008	4,115	23,282	27,396

Adjusted net income (loss) attributable to shareholders of Cellectis	(5,708)	(28,550)	(34,258)	(8,814)	(19,215)	(28,029)

Depreciation and amortization	(417)	(1,555)	(1,972)	(424)	(1,306)	(1,730)
Additions to tangible and intangible assets	680	1,463	2,143	952	1,569	2,521

Details of key performance indicators by reportable segment for the three-month periods ended September 30

	For the three-month period ended September 30, 2017			For the three-month period ended September 30, 2018
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
Revenues	38	6,084	6,122	29	877	906
Other income	62	1,069	1,131	—	1,286	1,286

External revenues and other income	100	7,153	7,253	29	2,163	2,192

Royalty expenses	13	(582)	(569)	(341)	(528)	(868)
Research and development expenses	(1,847)	(18,442)	(20,289)	(2,498)	(16,196)	(18,694)
Selling, general and administrative expenses	(4,569)	(7,583)	(12,153)	(5,167)	(6,395)	(11,562)
Other operating income and expenses	(18)	73	55	40	(10)	30

Total operating expenses	(6,422)	(26,534)	(32,956)	(7,966)	(23,130)	(31,096)

Operating income (loss) before tax	(6,322)	(19,381)	(25,703)	(7,937)	(20,967)	(28,904)

Financial gain (loss)	54	(3,447)	(3,393)	892	2,699	3,591

Net income (loss)	(6,268)	(22,827)	(29,096)	(7,045)	(18,268)	(25,313)

Non controlling interests	2,942	—	2,942	2,508	—	2,508

Net income (loss) attributable to shareholders of Cellectis	(3,326)	(22,827)	(26,154)	(4,537)	(18,268)	(22,805)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	141	4,912	5,053	155	3,900	4,054
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	1,927	4,847	6,773	954	2,691	3,645

Adjustment of share-based compensation attributable to shareholders of Cellectis	2,068	9,758	11,826	1,108	6,591	7,699

Adjusted net income (loss) attributable to shareholders of Cellectis	(1,259)	(13,069)	(14,328)	(3,429)	(11,677)	(15,106)

Depreciation and amortization	(149)	(533)	(682)	(57)	(406)	(463)
Additions to tangible and intangible assets	62	340	403	331	921	1,252

Reconciliation of Plant result of operations

Since Calyxt, Inc., the agricultural biotechnology subsidiary of Cellectis, is a U.S. entity, its financial statements have been prepared in accordance with U.S. GAAP. However, the Plant segment operations, as previously described, have been prepared in accordance with IFRS. The tables below present a reconciliation of the main figures of results of operations for our Plant segment.

Reconciliation of Plant Segment result of operations for the nine-month period ended September 30, 2018

$ in thousands	For the nine-month period ended September 30, 2018
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Non-cash stock-based compensation booked in IFRS (1)	Non-cash stock-based compensation in US GAAP (1)	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	234	—	—	—	—	—	234

Research and development expenses	(5,882)	983	(994)	—	(1,599)	—	(7,493)
Selling, general and administrative expenses	(14,567)	4,900	(2,022)	(2,435)	1,268	629	(12,228)
Royalties and other operating income and expenses	(331)	—	—	—	331	—	—

Total operating expenses	(20,781)	5,882	(3,016)	(2,435)	—	629	(19,721)

Operating income (loss) before tax	(20,546)	5,882	(3,016)	(2,435)	—	628	(19,487)

Financial gain (loss)	999	—	—	(44)	—	(897)	58

Net income (loss)	(19,548)	5,882	(3,016)	(2,479)	—	(269)	(19,429)

Reconciliation of Plant Segment result of operations for the nine-month period ended September 30, 2017

$ in thousands	For the nine-month period ended September 30, 2017
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Calyxt equity award plan IFRS/US GAAP difference : Non-cash stock-based compensation	Cellectis equity award IFRS/US GAAP difference : Non-cash stock-based compensation	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	509	—	—	128	(316)	1	322

Research and development expenses	(4,216)	518	(5,013)	—	(457)	10	(9,157)
Selling, general and administrative expenses	(8,258)	4,097	(4,968)	(1,654)	660	(18)	(10,141)
Royalties and other operating income and expenses	(83)	—	—	(54)	86	50	—

Total operating expenses	(12,557)	4,615	(9,980)	(1,707)	290	42	(19,298)

Operating income (loss) before tax	(12,048)	4,615	(9,980)	(1,579)	(26)	42	(18,976)

Financial gain (loss)	(131)	—	—	(43)	26	(6)	(155)

Net income (loss)	(12,179)	4,615	(9,980)	(1,623)	—	37	(19,131)

Reconciliation of Plant Segment result of operations for the three-month period ended September 30, 2018

$ in thousands	For the three-month period ended September 30, 2018
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Non-cash stock-based compensation booked in IFRS (1)	Non-cash stock-based compensation in US GAAP (1)	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	29	—	—	—	—	—	27

Research and development expenses	(2,498)	224	(21)	—	(977)	—	(3,307)
Selling, general and administrative expenses	(5,167)	1,377	(582)	(1,159)	1,003	127	(4,419)
Royalties and other operating income and expenses	(301)	—	—	—	301	—	—

Total operating expenses	(7,966)	1,602	(603)	(1,159)	327	127	(7,726)

Operating income (loss) before tax	(7,937)	1,602	(603)	(1,159)	327	127	(7,699)

Financial gain (loss)	892	—	—	(15)	(327)	(343)	216

Net income (loss)	(7,045)	1,602	(603)	(1,174)	—	(216)	(7,483)

Reconciliation of Plant Segment result of operations for the three-month period ended September 30, 2017

$ in thousands	For the three-month period ended September 30, 2017
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Calyxt equity award plan IFRS/US GAAP difference : Non-cash stock-based compensation	Cellectis equity award IFRS/US GAAP difference : Non-cash stock-based compensation	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	100	—	—	43	(107)	8	44

Research and development expenses	(1,847)	252	(5,010)	—	(156)	324	(6,438)
Selling, general and administrative expenses	(4,569)	2,800	(4,770)	(526)	250	263	(6,553)
Royalties and other operating income and expenses	(5)	—	—	(21)	(14)	40	—

Total operating expenses	(6,422)	3,051	(9,781)	(547)	81	627	(12,991)

Operating income (loss) before tax	(6,322)	3,051	(9,781)	(504)	(27)	634	(12,947)

Financial gain (loss)	54	—	—	(26)	27	(10)	43

Net income (loss)	(6,268)	3,051	(9,781)	(530)	—	624	(12,904)

(1)

In IFRS, non-cash stock-based compensation is recorded for stock options and other equity compensation plan awards issued by all entities of the consolidated group. The grant-date fair value of share warrants, employee warrants, stock options and free shares granted to employees is recognized as a payroll expense over the vesting period. In U.S. GAAP, the expenses related to the stock options granted in 2014, 2015 and 2016 under the Calyxt, Inc. Equity Incentive Existing Plan and in 2017 and 2018 under the Omnibus Plan are only incurred upon a triggering event or Initial Public Offering of Calyxt, Inc., as defined by the plan. Accordingly, Plant segment compensation expense was not recognized for Calyxt stock options and other Calyxt equity compensation plan awards in periods prior to the completion of Calyxt’s IPO on July 25, 2017. Since 2016, Cellectis allocates share-based compensation to the share-related entity (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is an expense linked to such entity’s performance. Consequently, in the segment disclosure, all share-based compensation based on Cellectis shares have been charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan. However, the Cellectis equity award plan non-cash stock-based compensation expenses related to Cellectis stock-option plans have been recorded in the Calyxt stand-alone financial statements prepared under U.S. GAAP.

(2)

Intersegment transactions primarily relate to management fees invoiced by Cellectis to Calyxt. Intersegment transactions are eliminated in the consolidated financial statements as well as in Cellectis’ presentation of key performance indicators by reportable segment. However, intersegment transactions are included in Calyxt’s stand-alone financial metrics.

(3)	Reclassifications relate to revenues and expenses, which are classified differently under IFRS for Cellectis’ consolidated financials and U.S. GAAP for Calyxt’s stand-alone financial statements.

(4)

Other principally includes the restatement of Calyxt’s sale and lease-back transaction with respect to its Roseville, Minnesota property, which is recorded as a finance lease in U.S. GAAP and as an operating lease under IFRS.

Note 4. Impairment tests

Our cash-generating units (“CGUs”) correspond to the operating/reportable segments: Therapeutics and Plants.

No indicator of impairment has been identified for any intangible or tangible assets in either of the CGUs at the end of nine-month periods ended September 30, 2017 or September 30, 2018. As of December 31, 2017, as we have the willingness to discontinue the lease of the facility in Montvale, New Jersey (USA), we recorded a $0.8 million tangible assets impairment.

Note 5. Property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	$ in thousands
Net book value as of January 1, 2017	12,436	2,859	707	898	16,900

Additions to tangible assets	146	550	176	1,128	2,000
Disposal of tangible assets	(9,243)	—		(3)	(9,247)
Depreciation expense	(766)	(851)	(181)	—	(1,799)
Reclassification	—	47	18	(64)	—
Translation adjustments	150	115	61	47	374

Net book value as of September 30, 2017	2,724	2,718	782	2,005	8,229

Gross value at end of period	6,246	11,925	1,402	2,005	21,579
Accumulated depreciation and impairment at end of period	(3,523)	(9,207)	(621)	—	(13,351)
Net book value as of January 1, 2018	3,159	2,505	753	809	7,226

Additions to tangible assets	141	784	553	1,250	2,728
Disposal of tangible assets	—	(11)	(5)	—	(16)
Reclassification	39	216	788	(1,050)	(6)
Depreciation expense	(562)	(619)	(314)	—	(1,494)
Translation adjustments	(55)	(40)	(17)	(28)	(140)

Net book value as of September 30, 2018	2,722	2,836	1,760	981	8,299

Gross value at end of period	6,938	12,597	2,735	1,779	24,049
Accumulated depreciation and impairment at end of period	(4,216)	(9,760)	(975)	(798)	(15,750)

As of September 30, 2018, no assets have been pledged as security for financial liabilities. There is no restriction on title of property, plant and equipment, except for assets recognized under finance lease agreements.

For the nine-month period ended September 30, 2018, we continued our investments in research and development equipment in both the United States of America and France. The addition in tangible assets reflects improvements of Calyxt and Cellectis sites for $2.1 million and other equipment for $0.6 million.

Note 6. Trade receivables and other current assets

6.1 Trade receivables

	As of December 31,	As of September 30,
	2017	2018
Trade receivables	3,079	2,206
Valuation allowance	(326)	(393)

Total net value of trade receivables	2,753	1,813

All trade receivables have payment terms of less than one year.

6.2 Subsidies receivables

	As of December 31,	As of September 30,
	2017	2018
	$ in thousands
Research tax credit	9,039	15,148
Other subsidies	1,812	1,749
Valuation allowance for other subsidies	(1,326)	(1,280)

Total subsidies receivables	9,524	15,616

Research tax credit receivables as of September 30, 2018 include the accrual for a French research tax credit related to 2017 for $8.6 million and related to the nine-month period ended September 30, 2018 for $6.3 million. The remaining amount relates to tax credits in the United States.

6.3 Other current assets

	As of December 31,	As of September 30,
	2017	2018
	$ in thousands
VAT receivables	1,543	1,545
Prepaid expenses and other prepayments	8,304	11,706
Tax and social receivables	873	247
Deferred expenses and other current assets	2,993	2,427

Total other current assets	13,713	15,925

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. They mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During the year ended December 31, 2017, and the nine-month period ended September 30, 2018, we prepaid certain manufacturing costs related to our product candidates UCART 123, UCART 22 and UCART CS1 of which the delivery of products or services is expected in the coming months.

As of September 30, 2018, deferred expenses and other current assets include a deferred expense of $2.2 million related to the sale and lease-back transaction entered into by Calyxt. As of December 31, 2017, deferred expenses and other current assets include (i) a deferred expense of $2.1 million related to the sale and lease-back transaction entered into by Calyxt, (ii) other deferred expenses for $0.6 million, (iii) other current assets for $0.3 million.

Tax and social receivables as of September 30, 2018 include $0.2 million of social charges on personnel expenses. As of December 31, 2017, tax and social receivables include $0.6 million of tax receivables and $0.3 million of social charges on personnel expenses.

Note 7. Current financial assets and Cash and cash equivalents

As of December 31, 2017	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
	$ in thousands
Current financial assets	40,602	—	40,602
Cash and cash equivalents	256,380	—	256,380

Current financial assets and cash and cash equivalents	296,982	—	296,982

As of September 30, 2018	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
	$ in thousands
Current financial assets	139	—	139
Cash and cash equivalents	475,775	—	475,775

Current financial assets and cash and cash equivalents	475,914	—	475,914

7.1 Current financial assets

Current financial assets are measured at fair value through profit or loss and are classified as follows within the fair value hierarchy:

Instruments classified under level 1 are measured with reference to quoted prices in active markets; they consist of notes indexed to equity index performance. Their nominal value amounted to $325 thousand and their fair value amounted to $139 thousand in each case as of September 30, 2018.

Instruments classified under level 2 are measured with reference to observable valuation inputs; they consist in zero-premium accumulator. Their nominal value amounted to $0.1 million and their fair value amounted to $0.1 million in each case as of September 30, 2018.

7.2 Cash and cash equivalents

	As of December 31,	As of September 30,
	2017	2018
	$ in thousands
Cash and bank accounts	219,368	427,879
Money market funds	13,026	13,168
Fixed bank deposits	23,986	34,728

Total cash and cash equivalents	256,380	475,775

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash.

Note 8. Financial liabilities

8.1 Detail of financial liabilities

	As of December 31,	As of September 30,
	2017	2018
	$ in thousands
Finance leases	13	209

Total non-current financial liabilities	13	209

Finance leases	21	79

Total current financial liabilities	21	277

Trade payables	9,460	15,597
Other current liabilities	6,570	7,734

Total Financial liabilities	16,064	23,816

The change in trade payables is mainly due to higher external expenses linked with UCART22 and other product candidates’ manufacturing costs.

8.2 Due dates of the financial liabilities

Balance as of September 30, 2018	Gross Amount	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Finance leases	288	79	209	—
Derivative instruments	198	198	—	—

Financial liabilities	486	277	209	—

Trade payables	15,597	15,597	—	—
Other current liabilities	7,734	7,734	—

Total financial liabilities	23,816	23,607	209	—

Note 9. Other current liabilities

	As of December 31,	As of September 30,
	2017	2018
	$ in thousands
VAT Payables	9	202
Accruals for personnel related expenses	5,982	6,701
Other	579	831

Total	6,570	7,734

Accruals for personnel related expenses are mainly related to annual bonuses, vacations accruals and social charges.

As of September 30, 2018, “Other” mainly includes subsidies liabilities for $0.4 million and accrued expenses related to fixed assets for $0.3 million.

Note 10. Deferred revenues and deferred income

	As of December 31, 2017 as restated (*)	As of September 30, 2018
	$ in thousands
Deferred revenues	27,975	19,949
Lease incentive	0	303

Total Deferred revenue and deferred income	27,975	20,252

Deferred revenues are related to upfront payments in relation to collaboration agreements that are recognized in revenue as the collaboration services are performed.

Note 11. Share capital and premium related to the share capitals

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	$ in thousands			in $
Balance as of January 1, 2017	2,332	568,185	35,335,060	0.05
Capital Increase	26		466,950
Exercise of share warrants, employee warrants and stock options	7	2,078	126,730
Non-cash stock-based compensation expense		34,325

Balance as of September 30, 2017	2,365	604,588	35,928,740	0.05

Balance as of January 1, 2018	2,367	614,037	35,960,062	0.05
Capital Increase	379	178,209	6,146,000
Exercise of share warrants, employee warrants and stock options	19	7,825	323,364
Non-cash stock-based compensation expense		23,282

Balance as of September 30, 2018	2,765	823,353	42,429,426	0.05

Capital evolution during the nine-month period ended September 30, 2018.

•

During the nine-month period ended September 30, 2018, 6,146,000 ordinary shares were issued upon the closing of a follow-on offering for net proceeds, after deducting underwriting discounts and commissions and offering expenses, of $178,549,976 ; 1,939 ordinary shares were issued upon the exercise of 1,867 employee warrants (“bons de souscription de parts de créateurs”) for total proceeds of $14,461; 321,425 ordinary shares were issued upon the exercise of 321,425 stock options for total proceeds of $7,597,140 and 160,000 non-employees warrants (“bons de souscription d’actions”) were subscribed for total proceeds of $233,244.

Note 12. Non-cash share-based compensation

The new instruments issued during the nine-month period ended September 30, 2018 are the following:

•

January 15, 2018, 79,875 Calyxt stock options were granted to certain of Calyxt’s employees. In connection with such stock option grants, non-cash stock-based compensation expense recorded during the nine-month period ended September 30, 2018 is $230 thousand.

•

January 15, 2018, 26,625 Calyxt restricted stock units were granted to certain of Calyxt’s employees. In connection with such restricted stock units grants, non-cash stock-based compensation expense recorded during the nine-month period ended September 30, 2018 is $173 thousand.

•

April 15, 2018, 3,750 Calyxt stock options were granted to certain of Calyxt’s employees. In connection with such stock option grants, non-cash stock-based compensation expense recorded during the nine-month period ended September 30, 2018 is $5 thousand.

•

April 15, 2018, 1,250 Calyxt restricted stock units were granted to certain of Calyxt’s employees. In connection with such restricted stock units grants, non-cash stock-based compensation expense recorded during the nine-month period ended September 30, 2018 is $3 thousand.

•

July 2, 2018, 5,568 Calyxt stock options were granted to certain of Calyxt’s consultants. In connection with such stock options grants, non-cash stock-based compensation expense recorded during the nine-month period ended September 30, 2018 is $44 thousand.

•

August 21, 2018, 180,000 Calyxt stock options were granted to one of Calyxt’s officers. In connection with such stock option grants, non-cash stock-based compensation expense recorded during the nine-month period ended September 30, 2018 is $243 thousand.

•

August 21, 2018, 60,000 Calyxt restricted stock units were granted to one of Calyxt’s officers. In connection with such restricted stock units grants, non-cash stock-based compensation expense recorded during the nine-month period ended September 30, 2018 is $153 thousand.

•

August 28, 2018, 26,250 Calyxt stock options were granted to certain of Calyxt’s employees. In connection with such stock option grants, non-cash stock-based compensation expense recorded during the nine-month period ended September 30, 2018 is $9 thousand.

•

August 28, 2018, 8,750 Calyxt restricted stock units were granted to certain of Calyxt’s employees. In connection with such restricted stock units grants, non-cash stock-based compensation expense recorded during the nine-month period ended September 30, 2018 is $6 thousand.

•

September 17, 2018, 180,000 Calyxt restricted stock units were granted to one of Calyxt’s consultants. In connection with such restricted stock units grants, non-cash stock-based compensation expense recorded during the nine-month period ended September 30, 2018 is $756 thousand.

Non- employee warrants which are referred to as “Bon de Souscription d’Action” (or BSAs) are granted to the non-executive members of the board of directors of Cellectis and consultants to Cellectis.

Holders of vested Cellectis stock options and warrants (employee warrants and non-employees warrants) are entitled to exercise such options and warrants to purchase Cellectis ordinary shares at a fixed exercise price established at the time of such options and warrants are granted.

The following table provides the expenses related to share-based compensation instruments during the nine-month periods ended September 30, 2017 and 2018.

Non-cash share-based compensation expense for the nine-month period ended September 30

	Free shares 2015	Stock options 2015	BSA 2015	Stock options Calyxt 2015	Stock options 2016	BSA 2016	Stock options Calyxt 2016	Stock options 2017	BSA 2017	Stock options Calyxt 2017	RSU Calyxt 2017	Stock options Calyxt 2018	RSU Calyxt 2018	Total

	$ in thousands
September 30, 2017	2,550	10,118	1,326	149	19,169	1,161	530			1,160	2,776	—	—	38,940
September 30, 2018	98	4,678	197	14	7,588	414	170	8,956	1,350	1,216	2,859	532	1,091	29,164

As of September 30, 2017, the $38,940 thousand share-based compensation expense included $34,325 thousand related to Cellectis’s equity awards and $4,615 thousand related to Calyxt’s equity awards.

As of September 30, 2018, the $29,164 thousand share-based compensation expense included $23,282 thousand related to Cellectis’s equity awards and $5,882 thousand related to Calyxt’s equity awards.

Non-cash share-based compensation expense for the three-month periods ended September 30

	Free shares 2015	Stock options 2015	BSA 2015	Stock options Calyxt 2015	Stock options 2016	BSA 2016	Stock options Calyxt 2016	Stock options 2017	BSA 2017	Stock options Calyxt 2017	RSU Calyxt 2017	Stock options Calyxt 2018	RSU Calyxt 2018	Total

	$ in thousands
September 30, 2017	32	3,219	381	43	5,755	371	155	—	—	852	2,001	—	—	12,810
September 30, 2018	32	1,110	10	—	2,080	155	46	2,738	466	78	212	306	960	8,192

Detail of Calyxt stock options issued during the nine-month period ended September 30, 2018

Date of grant	01/15/2018	04/15/2018	07/02/2018	08/21/2018	08/28/2018
Vesting period	Graded	Graded	Graded	Graded	Graded
Plan expiration date	01/15/2028	04/15/2028	07/02/2028	08/21/2028	08/28/2028
Number of options granted	79,875	3,750	5,568	180,000	26,250
Share entitlement per options	1	1	1	1	1
Exercise price (in dollars per share)	23.39	15.45	18.54	17.10	17.43
Valuation method used	Black-Scholes	Black-Scholes	Black-Scholes	Black-Scholes	Black-Scholes
Grant date share fair value (in dollars per share)	23.39	15.45	18.54	17.10	17.43
Expected volatility	40.86%	47.24%	57.22%	54.00%	54.00%
Average life of options	6.46	6.34	10.01	5.57	6.11
Discount rate	2.45%	2.63%	2.82%	2.78%	2.78%
Expected dividends	0%	0%	0%	0%	0%
Performance conditions	n.a	n.a	committed acres planted	n.a	n.a
Fair value per options (in dollars per share)	10.39	7.62	12.69	9.25	9.22

The Calyxt stock options granted to Calyxt employees on January 15, 2018 shall vest as follows:

•	15% of the total number of granted stock options vest on January 15, 2019;

•	10% of the total number of granted stock options vest on January 15, 2020;

•	5% of the total number of granted stock options vest on the last day of each calendar quarter beginning the first full calendar quarter after the first anniversary of the first vest date.

The Calyxt stock options granted to Calyxt employees on April 15, 2018 shall vest as follows:

•	15% of the total number of granted stock options vest on April 15, 2019;

•	10% of the total number of granted stock options vest on April 15, 2020;

•	5% of the total number of granted stock options vest on the last day of each calendar quarter beginning the first full calendar quarter after the first anniversary of the first vest date.

The Calyxt stock options granted to a Calyxt consultant on July 2, 2018 shall vest as follows:

•	50% of the total number of granted stock options vest on July 2, 2018;

•	50% of the total number of granted stock options vest on July 2, 2019 if the vesting condition has been satisfied.

“Vesting Condition” means: the participant shall have confirmed that committed acres for 2019 have been planted and Calyxt soybean acreage planted by such participant for 2019 is equal to, or greater than, the participant’s Calyxt soybean acreage planted for 2018, and provided evidence reasonably satisfactory to the Company that the participant is enrolled in the Calyxt high oleic soybean producer Premium Program in 2019.

The Calyxt stock options granted to a Calyxt officer on August 21, 2018 shall vest as follows:

•	33.3% of the total number of granted stock options vest on October 10, 2018;

•	33.3% of the total number of granted stock options vest on October 10, 2019;

•	33.4% of the total number of granted stock options vest on October 10, 2020.

The Calyxt stock options granted to Calyxt employees on August 28, 2018 shall vest as follows:

•	15% of the total number of granted stock options vest on August 28, 2019;

•	10% of the total number of granted stock options vest on August 28, 2020;

•	5% of the total number of granted stock options vest on the last day of each calendar quarter beginning the first full calendar quarter after the first anniversary of the first vest date.

Detail of Calyxt restricted stock unit issued during the nine-month period ended September 30, 2018

Date of grant	01/15/2018	04/15/2018	08/21/2018	08/28/2018	09/17/2018
Vesting period	Graded	Graded	Graded	Graded	Graded
Number of RSU granted	26,625	1,250	60,000	8,750	180,000
Share entitlement per RSU	1	1	1	1	1
Grant date share fair value (in dollars per share)	23.39	15.45	17.61	17.25	15.89
Expected dividends	0%	0%	0%	0%	0%
Performance conditions	n.a	n.a	n.a	n.a	n.a

The Calyxt restricted stock units granted to Calyxt employees on January 15, 2018 shall vest as follows:

•	15% of the total number of granted RSU vest on January 15, 2019;

•	10% of the total number of granted RSU vest on January 15, 2020;

•	5% of the total number of granted RSU vest on the last day of each calendar quarter after the first anniversary of the first vest date.

The Calyxt restricted stock units granted to Calyxt employees on April 15, 2018 shall vest as follows:

•	15% of the total number of granted RSU vest on April 15, 2019;

•	10% of the total number of granted RSU vest on April 15, 2020;

•	5% of the total number of granted RSU vest on the last day of each calendar quarter after the first anniversary of the first vest date.

The Calyxt restricted stock units granted to a Calyxt officer on August 21, 2018 shall vest as follows:

•	33.3% of the total number of granted RSU vest on October 10, 2018;

•	33.3% of the total number of granted RSU vest on October 10, 2019;

•	33.4% of the total number of granted RSU vest on October 10, 2020.

The Calyxt restricted stock units granted to Calyxt employees on August 28, 2018 shall vest as follows:

•	15% of the total number of granted RSU vest on August 28, 2019;

•	10% of the total number of granted RSU vest on August 28, 2020;

•	5% of the total number of granted RSU vest on the last day of each calendar quarter after the first anniversary of the first vest date.

The Calyxt restricted stock units granted to a Calyxt consultant on September 17, 2018 shall vest as follows:

•	25% of the total number of granted RSU vest on September 17, 2018;

•	15% of the total number of granted RSU vest on September 17, 2019;

•	5% of the total number of granted RSU vest on the last day of each calendar quarter after the first anniversary of the first vest date.

Note 13. Earnings per share

13.1 For the nine-month periods ended September 30

	For the nine-month periods ended September 30,
	2017	2018
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(72,266)	(55,425)
Adjusted weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	35,604,374	40,222,250
Basic / Diluted net income (loss) per share ($ / share)
Basic net income (loss) per share ($ /share)	(2.03)	(1.38)
Diluted net income (loss) per share ($ /share)	(2.03)	(1.38)

13.2 For the three-month periods ended September 30

	For the three-month periods ended September 30,
	2017	2018
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(26,154)	(22,805)
Adjusted weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	35,917,975	42,415,657
Basic / Diluted income (loss) per share ($ / share)
Basic income (loss) per share ( $ /share)	(0.73)	(0.54)
Diluted income (loss) per share ( $ /share)	(0.73)	(0.54)

Note 14. Provisions

	January 1, 2018	Additions	Amounts used during the period	Reversals	OCI	September 30, 2018
	$ in thousands
Pension	2,193	238	(54)		(82)	2,295
Loss on contract	1,876			(626)	1	1,251
Employee litigation and severance	1	400		(1)	(12)	387
Commercial litigation	782	283	(358)	(218)	(19)	470
Redundancy plan	6					6

Total	4,858	921	(413)	(844)	(113)	4,409

Non-current provisions	3,430	238	(54)	(626)	(82)	2,906
Current provisions	1,427	683	(358)	(218)	(31)	1,503

During the nine-month period ended September 30, 2018 we recorded provisions for operating charges linked with discussions with suppliers for $283 thousand and risk provision in social charges for $400 thousand.

Note 15. Commitments

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
Sale and lease-back agreement	27,387	1,373	1,373	1,416	23,225
Facility lease agreements	9,556	2,409	3,614	1,350	2,183
License agreements	18,584	1,229	2,458	2,458	12,441
Manufacturing agreements	11,743	11,743	—	—	—
Other agreements	6,270	6,270	—	—	—

Total contractual obligations	73,539	23,023	7,445	5,223	37,848

Obligations under the terms of the sale and lease-back agreement

The sale and lease-back agreement entered into by Calyxt in the third quarter of 2017 has a fixed term and is classified as an operating lease agreement under IFRS. It results in off-balance sheet commitments.

Obligations under the terms of the facility lease agreements

Facility lease agreements in Paris, France, and in the United States in New York City (New-York), Montvale (New Jersey) and Roseville (Minnesota) each have fixed terms. Future payments of these leases are off balance sheets commitments.

Obligations under the terms of license agreements

The Company has entered into various license agreements with third parties that subject it to certain fixed license fees, as well as fees based on future events, such as research and sales milestones.

The Company has collaboration agreements whereby it is obligated to pay royalties and milestones based on future events that are uncertain and therefore they are not included in the table above.

Obligations under the terms of manufacturing agreements

We have manufacturing agreements whereby we are obligated to pay services rendered in the next year regarding our products UCART123, UCARTCS1 and UCART22.

Obligations under the terms of other agreements

Calyxt has forward purchase commitments with growers to purchase seed and grain at future dates that are estimated based on anticipated yield and expected price. This amount is not recorded in the financial statements because the company has not taken delivery of the seed and grain.

Note 16. Subsequent events

None.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop best-in-class products in the emerging field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products and are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop healthier food products for a growing population.

We currently conduct our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is mainly focused on the development of products in the field of immuno-oncology. Our Plants segment focuses on applying our gene-editing technologies to develop new generation plant products in the field of agricultural biotechnology through its own efforts or through alliances with other companies in the agricultural market.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cell immunotherapy product candidates, including conducting and preparing to conduct clinical studies of our product candidates, providing general and administrative support for these operations and protecting our intellectual property. In addition, by leveraging our plant-engineering platform and the transformative potential of gene editing, we aim to create food products with consumer health benefits, adaptations for climate change or nutritional enhancements that address the needs of a growing population. We do not have any products approved for sale and have not generated any revenues from immunotherapy or agricultural biotechnology product sales.

In June 2014, we entered into a research collaboration and license agreement with Pfizer Inc. (“Pfizer”) to addresses the development and license of certain CAR T-cell immunotherapies in the field of oncology (the “Research Collaboration and License Agreement”). This strategic alliance was potentially worth up to $2.9 billion in payments to us, including an $80 million upfront payment by Pfizer and $2.8 billion in potential clinical and commercial milestone payments. We are also eligible to receive tiered royalties ranging in the high single-digit percentages based on annual net sales of commercialized products. In addition, we invoice research and development costs assigned to our shared projects under the collaboration arrangement. In connection with the commencement of the collaboration arrangement, Pfizer also purchased 10% of our then-outstanding equity for €25.8 million. Effective as of April 2018, Pfizer sold certain assets to which the Research Collaboration and License Agreement relates to Allogene Therapeutics, Inc. (“Allogene”) (the “Asset Contribution Agreement”). As part of this Asset Contribution Agreement, Pfizer assigned the Research Collaboration and License Agreement to Allogene.

In February 2014, we entered into a Research, Product Development, Option, License and Commercialization Agreement (the “Servier Agreement”) with Les Laboratoires Servier S.A.S. (“Servier”) for the development of UCART19 and other product candidates directed at four molecular targets. Pursuant to the Servier Agremeent, we granted to Servier an option to obtain exclusive license under the Cellectis’ technology to further develop and commercialize the products developed under this collaboration. In November 2015, we entered into an amendment to our initial collaboration agreement with Servier, which allowed for an early exercise of Servier’s option with respect to UCART19 and other product candidates. Pursuant to this amendment, Servier has exercised its option to acquire the exclusive worldwide rights to further develop and commercialize UCART19. In addition, in November 2015, Pfizer and Servier entered into an exclusive global license and collaboration agreement under which Pfizer obtained from Servier exclusive rights to develop and commercialize UCART19 in the United States. We entered into amendments to our collaboration agreements with each of Servier and Pfizer to facilitate this agreement between Servier and Pfizer. In connection with the entry into these amendments, Servier made an upfront payment of $38.5 million, excluding taxes. As of December 31, 2017, Cellectis was eligible to receive up to $1,064 million in potential option exercise fees, development, clinical and sales milestones, in addition to royalties on sales and research and development costs reimbursements. In connection with the Asset Contribution Agreement described above, Allogene has received Pfizer’s rights to UCART19, which were licensed to Pfizer by Servier.

We believe that our strategic collaborations with Allogene and Servier position us to compete in the promising field of immuno-oncology and add additional clinical and financial resources to our programs.

In 2015, we have also entered into research and development alliances with each of Cornell University and the MD Anderson Cancer Center. Pursuant to these strategic alliances, we collaborate with these two centers to accelerate the development of our lead product candidates UCART123, UCARTCS1, and UCART22. These agreements provide that Cellectis funds the research and development activities performed at Cornell University and the MD Anderson Cancer Center. Our research and development alliance with Cornell University ended in June 2018. Although our research and development alliance with Cornell University has terminated, our clinical trial agreement for the UCART123 clinical study for AML remains in effect.

Our cash consumption is driven by our internal operational activities, as well as our outsourced activities, including the preclinical activities and the manufacturing activities of the requisite raw materials for the manufacturing of UCART123, UCART22 and UCARTCS1, the technology transfer of UCART22 and UCARTCS1 process to CELLforCURE, and the GMP manufacturing of UCART123, UCART22 and UCARTCS1 at CELLforCURE and MolMed S.p.A. In addition, we incur significant annual payment and royalty expenses related to our in-licensing agreements with different parties including l’Institut Pasteur, Life Technologies Corporation and The Regents of the University of Minnesota. In addition, in 2017, we initiated our clinical studies at Joan and Sanford I. Weill Medical College and The New York Presbyterian Hospital (collectively referred to as Weill Cornell) and the University of Texas MD Anderson Cancer Center (the MD Anderson Cancer Center) leading to additional cash burn through payments to the clinical research centers, the Contract Research Organization involved in the studies Medpace and the companies engaged to provide logistics and testing of clinical sample material for the studies. We are also engaged in new agreements for on-going or future clinical trials, such as clinical trial agreements with new sites, or services agreement with Contract Research Organization.

In addition to our cash generated by operations (including payments under our strategic alliances), we have funded our operations primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, and reimbursements of research tax credits. Our ordinary shares have traded on the Euronext Growth market of Euronext in Paris since February 7, 2007. In March 2015, we completed our U.S. initial public offering of 5,500,000 American Depositary Shares (“ADS”) on the Nasdaq Global Market for gross proceeds of $228.2 million. On July 25, 2017, Calyxt completed its Nasdaq IPO, selling an aggregate of 8,050,000 shares of common stock for gross proceeds of approximately $64.4 million, inclusive of $20.0 million from Cellectis’ purchase of shares in the IPO. In April, 2018, Cellectis closed a follow-on offering of 5,646,000 ADS at a public offering price of $31.00 per ADS resulting in gross proceeds of $175 million. In May, 2018, Calyxt closed a follow-on offering of 4,057,500 ADS at a public offering price of $15.00 per ADS resulting in gross proceeds of $60.9 million. Cellectis purchased 550,000 shares of common stock at the public offering price of $15.00. In addition, in connection with the vesting on June 14, 2018, of restricted stock units for certain employees and nonemployees of Calyxt and Cellectis, Cellectis purchased approximately 63,175 shares of common stock of Calyxt at a price of $19.49 per share (the closing price reported on the Nasdaq Global Market on June 14, 2018) directly from such employees and nonemployees in private transactions pursuant to share purchase agreements dated June 13, 2018.

In 2016 and 2017, we received respectively $27.3 million and $8.1 million in payments pursuant to the Pfizer and Servier collaborations. For the nine-month period ended September 30, 2018, we received $4.3 million pursuant to these collaborations.

Key events of the nine-month period ended September 30, 2018

Since the beginning of 2018, Cellectis has made the following key achievements:

•	On January 8, 2018, Dr. André Choulika, Chairman and Chief Executive Officer of Cellectis, presented at the 36th Annual J.P. Morgan Healthcare Conference in San Francisco.

•

On February 13, 2018, Cellectis announced the issuance of two U.S. patents (US 9,855,297 and US 9,890,393) covering certain uses of RNA-guided endonucleases, such as Cas9 or Cpf1, for the genetic engineering of T-cells, which came into force on January 2, 2018 and February 13, 2018, respectively.

•

During the March 18-21, 2018 European society for Blood and Marrow Transplantation (EBMT) Annual Meeting, Servier, Pfizer and Cellectis presented results from the two UCART19 Phase I clinical studies trials.

•

On April 10, 2018, Cellectis closed a follow-on offering of 5,646,000 ADS at a public offering price of $31.00 per ADS resulting in gross proceeds of $175 million. On May 11, 2018, in connection with the exercise by the underwriters of the follow-on offering of their option to purchase additional shares, Cellectis closed the sale of an additional 500,000 ADS at the public offering price of $31.00 per ADS resulting in additional gross proceeds of $15.5 million.

•	During the April 14-18, 2018 AACR Annual Meeting, Cellectis and its academic partners presented three posters showcasing Cellectis’ allogeneic, off-the-shelf, CAR-T product candidates.

•

On May 1, 2018, Cellectis announced that Recode Project—a project by the Wyss Institute for Biologically Inspired Engineering at Harvard University to recode the entire genome of cell lines derived from humans and other species—will use Cellectis’ TALEN® gene editing technology. The cell lines would be engineered to be able to carry out their normal functions while being resistant to debilitating viral infections, and could offer synthetic biologists opportunities for engineering entirely new functions. The Recode Project is led by Prof. George Church, Core Faculty member at the Wyss Institute, Professor of Genetics at Harvard Medical School (HMS) and of Health Sciences and Technology at Harvard and the Massachusetts Institute of Technology (MIT).

•

During the May 16-19, 2018 American Society of Gene and Cell Therapy (ASGCT) Annual Meeting, Cellectis employees presented three posters regarding the Company’s allogeneic off-the-shelf CAR-T product candidates and one poster associated with the Company’s technology.

•

On May 22, 2018, the FDA approved an amendment to the protocol for the Phase 1 clinical trial of Cellectis’ UCART123 product candidate in patients with acute myeloid leukemia (AML). The amendment allows an immediate 4x increase of current dose level 1 from 6.25x10[4] to 2.5x10[5] UCART123 cells per kilogram and increases dose levels 2 and 3 to 6.25x10[5] and 5.05x10[6] UCART123 cells per kilogram, respectively.

•

On June 4, 2018, the FDA approved the Cellectis’ Investigational New Drug (IND) application to initiate a Phase 1 clinical trial for UCART22, Cellectis’ second wholly controlled TALEN® gene-edited product candidate, for the treatment of B-cell acute lymphoblastic leukemia (B-ALL) in adult patients. UCART22 is the 3rd allogeneic, off-the-shelf, gene-edited CAR T-cell product candidate developed by Cellectis, to be approved by the FDA for clinical trials in the United States.

•

On June 12, 2018, Cellectis reported the publication of a study in Scientific Reports, a Nature Publishing Group journal, describing the development of the CubiCAR, an all-in-one CAR architecture with an embedded multi-functional tag for purification, detection and elimination of CAR T-cells. This added versatility has the potential to streamline the manufacturing of CAR T-cells to allow their tracking and efficiently eliminate CAR T-cells in clinical settings. This novel architecture was developed through a collaboration of Cellectis and Allogene researchers.

•

On June 26, 2018, Cellectis’ Annual General Meeting was held in Paris, at its head office. At the meeting, during which more than 64% of voting rights were exercised, all the resolutions for which the management recommended a vote in favor, were adopted. As a result, each of Dr. André Choulika, Dr. David Sourdive and Mr. Alain Godard were appointed to an additional three-year term as a director, and the term of office as a Director of Mr. Jean-Marie Messier ended.

•	On August 2, 2018, Cellectis announced the appointment of Dr. Stefan Scherer, M.D., Ph.D., to the role of Senior Vice President Clinical Development and Deputy Chief Medical Officer.

•

On September 19, 2018, Cellectis announced that Stephan A. Grupp, MD, Ph.D., a leading pediatric oncologist at Children’s Hospital of Philadelphia and Chief of the Section of Cellular Therapy and Transplant at the Children’s Hospital of Philadelphia (CHOP) joined the Company’s Clinical Advisory Board (CAB).

Since the beginning of 2018, Calyxt Inc., Cellectis’ majority-owned plant science subsidiary, has made the following achievements:

•

On March 21, 2018, Calyxt announced that its high fiber wheat product was declared a non-regulated article under the “Am I Regulated?” process by Biotechnology Regulatory Services of the Animal and Plant Health Inspection Service (APHIS), an agency of the United States Department of Agriculture (USDA). This is Calyxt’s first consumer-centric wheat product and second wheat product (following Calyxt’s powdery mildew resistant wheat, which received non-regulated status by the USDA in February 2016), and seventh product overall, to be given this designation.

•

On April 5, 2018, Calyxt announced that it had expanded the total U.S. acreage for its high-oleic / no trans-fat soybean variety, with contracts for over 16,000 acres with 75 farmers in the Midwest. Overall, these growers collectively farm over 180,000 acres, half of which are expected to produce soybeans, and twenty percent of the soybeans to be planted are anticipated to be Calyxt’s high-oleic variety. Over 90% of farmers that planted Calyxt’s high-oleic soybeans in 2017 have signed up to re-plant Calyxt’s high-oleic soybeans in 2018. On average, each repeat farmer is doubling their Calyxt acres year-over-year.

•

On April 5, 2018, Calyxt announced that it has successfully launched a Brand Ambassador Program, which enrolled progressive, high-quality growers to be early adopters and advocates of gene editing technology.

•

On May 15, 2018, Bayer CropScience, LP (“Bayer”) agreed to settle a lawsuit brought by Calyxt asserting that Bayer has breached a license to certain patents for the research and commercialization of certain products developed with TALEN technology. Under the settlement terms, the parties agreed that the license agreement is terminated. This settlement confirms that Bayer and its subsidiaries have no access to Calyxt technology or intellectual property.

•

On May 22, 2018, Calyxt closed a follow-on offering of 4,057,500 shares of Calyxt common stock at a public offering price of $15.00 per share resulting in gross proceeds of $60.9 million. Cellectis purchased 550,000 of the shares of common stock sold in the follow-on offering at the public offering price of $15.00.

•	On June 21, 2018, the board of directors of Calyxt appointed Eric Dutang as Calyxt’s interim Chief Financial Officer, filling the vacancy from Bryan Corkal’s resignation on June 15, 2018.

•	On July 3, 2018, Yves Joseph Ribeill, Ph.D. joined the Calyxt board of directors, and was appointed to the audit committee.

•

On July 19, 2018, Calyxt and S&W Seed Company (“S&W”), a global leader in the alfalfa seed industry, announced a significant collaboration milestone—the successful transfer of S&W’s proprietary alfalfa seed and plants from Calyxt’s research and development facility to S&W for field evaluation and testing.

•

On August 22, 2018, Calyxt announced its board of directors has appointed Yves Joseph Ribeill, Ph.D., as Interim Chief Executive Officer, effective as of such date. Dr. Ribeill replaced Federico Tripodi, who left the Company to pursue other opportunities. In addition, Calyxt’s board of directors appointed Jonathan Fassberg as a member of the Board of Directors and a member of the audit committee.

•	On August 27, 2018, Daniel Voytas, Chief Scientific Officer of Calyxt, participated in a roundtable discussion and presentation at the Wells Fargo Securities Agribusiness Panel.

•

On September 17, 2018, Christopher J. Neugent, Executive Vice President of Strategy of Post Holdings, Inc. joined Calyxt’s board of directors. Mr. Neugent has nearly three decades of experience in the consumer packaged goods and food industries, including as President and CEO of Post Consumer Brands and as Chairman and CEO of MOM Brands,

•

On September 18, 2018, Calyxt announced the appointment of James A. Blome, former President and CEO of Bayer CropScience LP (North America), as Chief Executive Officer of Calyxt, effective October 1, 2018.

•

On September 27, 2018, Calyxt entered into an agreement with American Natural Processors (ANP), a leading provider of innovative non-GMO and organic processing of oils, flours and meals, to crush Calyxt’s high-oleic soybean variety, and produce the Company’s high oleic soybean oil, its first product expected to be commercialized in late 2018 / early 2019.

Key events post September 30, 2018

For Cellectis:

•	None

For Calyxt:

•

On October 4, 2018, Calyxt entered into an agreement with KemX Global, a leading provider of innovative organic processing of oils, to refine Calyxt’s high-oleic soybean oil – an advancement that will allow Calyxt to produce food-grade high-oleic soybean oil as the Company’s first product that is expected to be commercialized in late 2018 / early 2019.

•	On October 10, 2018, Calyxt completed the inaugural harvest of its high-fiber wheat product, the world’s first gene-edited, consumer-focused wheat product.

•	On October 15, 2018, Calyxt announced that Aaron Snyder has joined the Calyxt team as a supply chain manager.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and may again incur operating losses in future periods. We anticipate that such expenses will increase substantially if and as we:

•	progress the clinical trial of our wholly-controlled UCART123 product candidate and initiate additional clinical trials for UCART22 as well other wholly-controlled product candidates;

•	continue to advance the research and development of our current and future immuno-oncology product candidates;

•	continue, through Calyxt, to advance the research and development of our current and future agricultural product candidates;

•	initiate additional clinical studies for, or additional pre-clinical development of, our immuno-oncology product candidates;

•	conduct and multiply, though Calyxt, additional field trials of our agricultural product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•	change or add additional manufacturers or suppliers of biological materials;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies, germplasm or other biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	secure manufacturing arrangements for commercial production;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our strategic alliances, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Results of Operations

Comparison for the nine-month periods ended September 30, 2017 and 2018

Revenues.

	For the nine-month periods ended September 30,		% change	% change at U.S. dollar-euro
	2017	2018	2018 vs 2017
Collaboration agreements	17,732	10,141	-42.8%	-46.7%
Other revenues	1,684	1,721	2.2%	-4.8%
Revenues	19,416	11,861	-38.9%	-43.1%

The decrease in revenues of $7.6 million, or 38.9%, between the nine-month periods ended September 30, 2017 and 2018 primarily reflects a decrease of $7.6 million in revenues under our collaboration agreements of which $4.0 million relates to a decrease in recognition of upfront fees already paid to Cellectis and $3.6 million relates to lower research and development cost reimbursements, and (ii) a $0.6 million decrease in research tax credits.

	For the nine-month periods ended September 30,		% change	% change at U.S. dollar-euro
	2017	2018	2018 vs 2017
Research tax credit	7,111	6,510	-8.4%	-14.7%
Other income	175	82	-53.2%	-56.4%
Other income	7,286	6,592	-9.5%	-15.7%

The decrease in other income of $0.7 million, or 9.5%, between the nine-month periods ended September 30, 2017 and 2018 reflects a decrease of $0.6 million in research tax credits, due to lower research and development purchases and external expenses during the nine-month period ended September 30, 2018 that are eligible for the tax credit.

Royalty expenses.

	For the nine-month periods ended September 30,		% change	% change at U.S. dollar-euro
	2017	2018	2018 vs 2017
Royalty expenses	(1,748)	(2,016)	15.3%	7.4%

The increase in royalty expenses of $268 thousand, or 15.3%, between the nine-month periods ended September 30, 2017 and 2018 primarily reflects higher royalty expenses paid to our existing partners.

Research and development expenses.

	For the nine-month periods ended September 30,		% change	% change at U.S. dollar-euro
	2017	2018	2018 vs 2017
Personnel expenses	(27,927)	(25,184)	-9.8%	-16.0%
Purchases, external expenses and other	(30,599)	(29,985)	-2.0%	-8.7%
Research and development expenses	(58,525)	(55,169)	-5.7%	-12.2%

During the nine-month periods ended September 30, 2017 and 2018 research and development expenses decreased by $3.4 million or 5.7%. Personnel expenses decreased by $2.7 million from $27.9 million in 2017 to $25.1 million in 2018 primarily due to a $5.4 million decrease in non-cash stock-based compensation expense partly offset by a $2.7 million increase in wages and salaries. Purchases and external expenses increased by $0.2 million from $29.1 million in 2017 to $29.3 million in 2018, mainly due to increased expenses related to payments to third parties participating in product development, purchases of biological raw materials, expenses related to process development and expenses associated with the use of laboratories and other facilities. Other expenses, which relate to continuing leasing and other commitments, decreased by $0.8 million for the nine-month period ended September 30, 2018 compared to the corresponding period of 2017.

Selling, general and administrative expenses.

	For the nine-month periods ended September 30,		% change	% change at U.S. dollar-euro
	2017	2018	2018 vs 2017
Personnel expenses	(25,040)	(24,294)	-3.0%	-9.6%
Purchases, external expenses and other	(6,790)	(12,478)	83.8%	71.2%
Selling, general and administrative expenses	(31,830)	(36,772)	15.5%	7.6%

During the nine-month periods ended September 30, 2017 and 2018 the increase in selling, general and administrative expenses of $4.9 million, or 15.5%, primarily reflects (i) a $4.6 million increase in purchases and external expenses, (ii) an increase of $1.1 million in other expenses related to taxes, various depreciation and amortization, and (iii) a decrease of $0.7 million in personnel expenses from $25.0 million to $24.3 million, attributable to a $4.3 million decrease in non-cash stock based compensation partially offset by a $3.6 million increase in wages and salaries.

Other operating income and expenses.

	For the nine-month periods ended September 30,		% change	% change at U.S. dollar-euro
	2017	2018	2018 vs 2017
Other operating income (expenses)	317	(138)	-143.5%	-140.6%

For the nine-month period ended September 30, 2018, other operating income and expenses primarily include social charges on compensation paid to a former employee.

For the corresponding nine-month period ended September 30, 2017, other operating income and expenses mainly include a refund of social charges paid on some previous Cellectis free share grants that expired without being vested.

Financial gain (loss).

	For the nine-month periods ended September 30,		% change	% change at U.S. dollar-euro constant rate
	2017	2018	2018 vs 2017
Financial income	6,202	16,843	171.6%	153.0%
Financial expenses	(16,171)	(3,245)	-79.9%	-81.3%
Financial gain (loss)	(9,969)	13,598	-236.4%	-227.1%

The increase in financial income of $10.6 million, or 171.6%, between the nine-month periods ended September 30, 2017 and 2018 was mainly attributable to $10.9 million in foreign exchange gain (from a $1.0 million gain in 2017 to a $11.9 million gain in 2018), and the increase of interest received from financial investment for $3.3 million, partially offset by the decrease of foreign exchange derivatives fair value adjustment for $2.8 million and the decrease on gain realized on the repositioning of instruments for $0.7 million.

The decrease in financial expenses of $12.9 million, or 79.9%, between the nine-month periods ended September 30, 2017 and 2018 was mainly attributable to $13.2 million decrease in foreign exchange loss (from a $15.6 million loss in 2017 to a $2.5 million loss in 2018), the decrease of loss realized on the repositioning of instruments for $0.5 million, partially offset by the increase of foreign exchange derivatives fair value adjustment for $0.7 million.

Net income (loss)

	For the nine-month periods ended September 30,		% change	% change at U.S. dollar-euro constant rate
	2017	2018	2018 vs 2017
Net income (loss)	(75,054)	(62,044)	-17.3%	-23.0%

The decrease in net loss of $13.0 million between the nine-month periods ended September 30, 2017 and 2018 was mainly due to (i) a $23.6 million increase in financial result and (ii) a $9.8 million decrease in non-cash stock-based compensation expense, partially offset by (i) a $8.2 million decrease in revenues and other income, (ii) a $6.3 million increase in wages, (iii) a $5.1 million increase in purchases, external expenses and other, (iv) a $0.5 million increase in other operating expenses and (v) a $0.3 increase in royalty expenses.

Non-controlling interests

	For the nine-month periods ended September 30,		% change	% change at U.S. dollar-euro constant rate
	2017	2018	2018 vs 2017
Gain (loss) attributable to non-controlling interests	(2,788)	(6,619)	n.a.	n.a.

The change in net loss attributable to non-controlling interests is attributable to 30.0% of Calyxt common stock traded on Nasdaq since its IPO, on July 25, 2017.

Segment Results

Information related to each of our reportable segments is set out below. Segment revenues and other income, research and development expenses, selling, general and administrative expenses, and royalties and other operating income and expenses, and adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

There are inter-segment transactions between the two reportable segments, including the allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses among the reportable segments. With respect to corporate general and administrative expenses, Cellectis S.A. provides Calyxt, Inc. with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology pursuant to a management agreement. Under the management agreement, Cellectis S.A. charges Calyxt, Inc. in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of 12-month Euribor plus 5% per annum.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

The following table summarizes segment revenues and segment operating profit (loss) for the nine-month periods ended September 30, 2017 and 2018:

	For the nine-month period ended September 30, 2017			For the nine-month period ended September 30, 2018
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	322	19,095	19,416	234	11,627	11,861
External other income	188	7,098	7,286	—	6,592	6,592

External revenues and other income	509	26,193	26,702	234	18,219	18,453

Royalty expenses	(55)	(1,693)	(1,748)	(351)	(1,664)	(2,016)
Research and development expenses	(4,216)	(54,309)	(58,525)	(5,882)	(49,287)	(55,169)
Selling, general and administrative expenses	(8,258)	(23,572)	(31,830)	(14,567)	(22,205)	(36,772)
Other operating income and expenses	(27)	344	317	20	(159)	(138)

Total operating expenses	(12,557)	(79,230)	(91,787)	(20,781)	(73,314)	(94,095)

Operating income (loss) before tax	(12,048)	(53,037)	(65,085)	(20,546)	(55,096)	(75,642)

Financial gain (loss)	(131)	(9,838)	(9,969)	999	12,599	13,598

Net income (loss)	(12,179)	(62,874)	(75,053)	(19,548)	(42,496)	(62,044)

Non controlling interests	2,788	—	2,788	6,619	—	6,619

Net income (loss) attributable to shareholders of Cellectis	(9,391)	(62,874)	(72,266)	(12,929)	(42,496)	(55,425)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	3,269	18,334	18,748	687	12,448	13,135
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	414	15,991	19,260	3,427	10,834	14,261

Adjustment of share-based compensation attributable to shareholders of Cellectis	3,683	34,325	38,008	4,115	23,282	27,396

Adjusted net income (loss) attributable to shareholders of Cellectis	(5,708)	(28,550)	(34,258)	(8,814)	(19,215)	(28,029)

Depreciation and amortization	(417)	(1,555)	(1,972)	(424)	(1,306)	(1,730)
Additions to tangible and intangible assets	680	1,463	2,143	952	1,569	2,521

Since 2017, we have allocated the share-based compensation to the share-related entity, (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is linked to share-related entity’s performance. Consequently, all share-based compensation based on Cellectis shares is charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan.

Therapeutics segment

External revenues and other income in our Therapeutics segment decreased by $8.0 million, from $26.2 million for the nine-month period ended September 30, 2017 to $18.2 million for the nine-month period ended September 30, 2018. The decrease was primarily due to a decrease of $7.6 million in collaboration agreement revenues, a decrease of $0.6 million in research tax credit, as described in sections “Revenues” and “Other income” under “Results of Operation” for the consolidated Group partially offset by a $0.1 million increase in license revenues.

The decrease in total operating expenses of $5.9 million from the nine-month period ended September 30, 2017 to the nine-month period ended September 30, 2018 resulted primarily from lower personnel expenses, attributable, to a decrease of $11.0 million in non-cash stock-based compensation expenses, partly offset by an increase of $4.0 million in personnel wages and salaries, an increase of $0.5 million in purchases, external expenses and other and an increase of $0,6 million in other operating expenses.

Operating loss before tax for our Therapeutics segment increased by $2.1 million from the nine-month period ended September 30, 2017 to the nine-month period ended September 30, 2018.

Adjusted net loss attributable to shareholders of Cellectis for our Therapeutics segment decreased by $9.3 million from the nine-month period ended September 30, 2017 to the nine-month period ended September 30, 2018.

Plants segment

External revenues and other income in our Plants segment decreased by $275 thousand from $509 thousand for the nine-month period ended September 30, 2017 to $234 thousand for the nine-month period ended September 30, 2018, mainly due to $0.2 million annual fees for a license agreement that were recorded in 2017.

The increase in operating expenses of $8.2 million from the nine-month period ended September 30, 2017 to the nine-month period ended September 30, 2018 resulted primarily from a significant increase in Calyxt’s activities, which contributed to (i) an increase of $3.5 million in personnel expenses, that includes an increase of $1.2 million in non-cash stock-based compensation expenses and an increase of $2.3 million in personnel wages and salaries, (ii) an increase of $4.4 million in purchases, external expenses and other (iii) an increase of $0.3 million in royalty expenses.

Operating loss before tax for our Plants segment increased by $8.5 million from the nine-month period ended September 30, 2017 to the nine-month period ended September 30, 2018.

Adjusted net loss attributable to shareholders of Cellectis for our Plants segment increased by $4.0 million from the nine-month period ended September 30, 2017 to the nine-month period ended September 30, 2018.

Liquidity and Capital Resources

Introduction

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues, payments received under patent licenses, reimbursements of research tax credit claims and payments under our strategic alliances with Pfizer (such alliance has been assigned by Pfizer to Allogene) and Servier.

Liquidity management

As of September 30, 2018 we had cash and cash equivalents of $475.8 million and current financial assets of $0.1 million.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, fixed bank deposits primarily in France and are primarily denominated in U.S. dollars ($321.0 million as of September 30, 2018).

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the nine-month periods ended September 30, 2017 and 2018:

	For the nine-month periods ended September 30,
	2017	2018
Net cash flows provided by (used in) operating activities	(42,814)	(47,535)
Net cash flows provided by (used in) investing activities	2,297	37,680
Net cash flows provided by (used in) financing activities	40,313	236,330

Total	(204)	226,475

Effect of exchange rate changes on cash	9,498	(7,080)

For the nine-month period ended September 30, 2018, our net cash flows used in operating activities are mainly due to cash payments of $29.8 million to suppliers, wages and social expenses of $15.0 million, rent payments of $3.7 million and $12.7 million of other operating payments and payments to Calyxt suppliers, partially offset by $4.3 million of payments received from Servier and Pfizer pursuant to our collaboration agreements, $1.2 million of payments received from licenses and $3.0 million of VAT and other taxes reimbursement as well as other variances. In 2017, our net cash flows used in operating activities are mainly due to cash payments of $33.6 million to suppliers, wages and social expenses of $11.5 million, rent payments of $3.1 million, and $8.0 million of other operating payments and payments to Calyxt suppliers, partially offset by $6.4 million of payments pursuant to our collaboration agreements, $1.1 million of payments received from licenses and $2.0 million of VAT reimbursement as well as other variances.

For the nine-month period ended September 30, 2018 our net cash used in investing activities primarily reflects our investments in R&D equipment and building fittings in both the United States and France of $2.4 million, offset by the reimbursement of $0.2 million related to the termination of a liquidity contract that we were party to with Natixis Securities and by the proceeds from current financial assets of $39.9 million. For the nine-month period ended September 30, 2017, our net cash used in investing activities primarily reflects, the proceeds of $7.0 million from the disposal related to Calyxt’s sale and leaseback agreement, partially offset by our acquisition of $2.4 million of financial current assets at Cellectis S.A. and our investments in R&D equipment in both the United States and France of $2.3 million.

For the nine-month period ended September 30, 2018, our net cash flows provided by financing activities mainly reflects (i) the net proceeds after deducting underwriting discounts and commissions and offering expenses of $178.6 million from the Cellectis follow-on offering, (ii) the net proceeds, after deducting underwriting discounts and commissions and offering expenses and the purchase price paid by Cellectis with respect to our purchase of 550,000 shares of Calyxt common stock purchased by Cellectis in the offering, of $48.8 million, (iii) the exercise of 321,425 Cellectis stock options during the period for $7.6 million, (iv) the exercise of 461,200 Calyxt stock options during the period for $2.1 million, (v) the subscription of non-employee warrants for $0.2 million and (vi) the reimbursement of $0.3 million related to the termination of our liquidity contract with Natixis Securities, partially offset by Cellectis’ purchase on June 14, 2018 of 63,175 shares of Calyxt common stock from employees and nonemployees of Calyxt and Cellectis at a price of $19.49 per share (the closing price reported on the Nasdaq Global Market on June 14, 2018) for $1.3 million. For the nine-month periods ended September 30, 2017, our net cash flows provided by financing activities mainly reflects $38.1 million paid by Cellectis with respect to Calyxt common stock purchased in Calyxt’s initial public offering and the subscription of 148,000 non-employee warrants in January 2017 for $0.1 million and the exercise of 121,492 employee warrants during the period for $2.0 million and the increase of cash available in our Natixis liquidity contract with Natixis Securities for $0.1 million.

Operating capital requirements

To date, we have not generated any revenues from therapeutic or agricultural product sales. We do not know when, or if, we will generate significant revenues from product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future product candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. We are subject to all risks incident in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We are also subject to all risks incident in the development of new agricultural products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We also anticipate substantial expenses related to audit, legal, regulatory and tax-related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements. We anticipate that we will need additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

Until we can generate a sufficient amount of revenues from our products, if ever, we expect to finance a portion of future cash needs through public or private equity or debt financings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, and increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical and clinical studies for our product candidates;

•	the initiation, progress, timing, costs and results of field trials for our agricultural product candidates;

•

the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;

•	the ability of our product candidates to progress through clinical development successfully;

•	the ability of our agricultural product candidates to progress through late stage development successfully, including through field trials;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to expand our research and development activities;

•	our need and ability to hire additional personnel;

•	our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;

•	the effect of competing technological and market developments; and

•	the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Off-Balance Sheet Arrangements.

We have entered into (i) financial derivative instruments agreements to minimize impacts from exchange rate fluctuations and (ii) seed and grain production agreements with settlement value based on commodity market future pricing. Otherwise, we do not have any off-balance sheet arrangements as defined under SEC rules.

Item 3. Quantitative and Qualitative Disclosures About Market Risks

Foreign Currency Exchange Risk

We derive a significant portion of our revenues, including payments under our collaboration agreement with Pfizer (which collaboration agreement has been assigned to Allogene) in U.S. dollars. Since the beginning of fiscal year 2015, we have been significantly expanding our activities in the United States, but there continues to be a currency mismatch in our cash flows since most of our expenses remain denominated primarily in euros.

Our financial condition and results of operations are measured and recorded in the relevant local base currency and then translated each closing period into euros for inclusion in our Consolidated Financial Statements. We translate balance sheet amounts at the exchange rates in effect on the date of the balance sheet, while income and cash flow items are translated at the average rate of exchange in effect for the relevant period.

While we are engaged in hedging transactions to minimize the impact of uncertainty in future exchange rates on cash flows, we may not hedge all of our foreign currency exchange rate risk. In addition, hedging transactions carry their own risks and costs, including the possibility of a default by the counterpart to the hedge transaction. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows

Financial loss was $10.0 million for the nine-month period ended September 30, 2017 compared with a financial gain of $13.6 million for the nine-month period ended September 30, 2018. The change in financial result was primarily attributable to the effect of exchange rate fluctuations on our U.S. dollars cash and cash equivalent accounts and its impact on the fair value of our derivative instrument.

Interest Rate Risk

We seek to engage in prudent management of our cash and cash equivalents, mainly cash on hand and common financial instruments (typically short- and mid-term deposits). Furthermore, the interest rate risk related to cash, cash equivalents and common financial instruments is not significant based on the quality of the financial institutions with which we work.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Item 4. Controls and Procedures

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We issued management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, as of December 31, 2017.

There have been no changes in the Company’s internal control over financial reporting during the nine-month period ended September 30, 2018, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A. Risk Factors

There have been no material changes from the risk factors previously disclosed in the Annual Report.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.